UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless XR Series Routers Certified by the UK’s Emergency Services Network Helping to Create Safer Communities

Public safety agencies in the UK can now deploy AirLink® XR Series routers to connect vehicle fleets on the Emergency Services Network

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 26, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its AirLink® XR Series cellular routers architected for high performance 4G LTE and 5G connectivity, the XR90, XR80 and XR80 LTE, are certified and approved for use on the UK’s Emergency Services Network (ESN). The company is a trusted provider of public safety solutions and currently serves hundreds of organizations in the United States.

The ESN will be the future platform for communications in the UK for emergency services and is expected to serve 300,000 frontline emergency service users and connect up to 45,000 vehicles. The network will transmit fast, safe and secure voice, video and data across commercially available 4G networks in the UK giving first responders immediate access to life-saving data, images and information in live situations and emergencies on the frontline. Emergency services will benefit from priority network use, ensuring first responders can share vital information and expertise quickly and securely from the frontline when it’s needed most.

Sierra Wireless’ XR90 router is purpose-built for mobile mission-critical applications, such as those in public safety including law enforcement, fire, ambulance/EMS applications, as well as critical communications including utilities and private networking. Along with the XR80, and XR80 LTE Cat 20 built for fixed and mobile applications such as in public safety and field service fleets, the three routers make up Sierra’s XR Series Solutions. These solutions deliver the full performance of 4G and extensive UK cellular coverage for the UK’s ESN, as well as 5G to provide technology future proofing and serve high data application requirements across any network (4G, 5G, Wi-Fi 6, Ethernet).

The Sierra Wireless AirLink® XR80 LTE Cat 20 Solution

For businesses and organizations looking for a smooth and simple migration path to 5G, Sierra Wireless offers the AirLink® XR80 LTE Cat 20 cellular network router. LTE Cat 20 offers the highest performance 4G in the market, and the AirLink XR80 LTE Cat 20 delivers on that high-speed connectivity. It is designed to operate in harsh environmental conditions, making it perfect for both fixed and mobile applications in public safety. With its simple design, it also allows users to easily add 5G functionality in the future with a 5G expansion cartridge.

Optimized for Public Safety Applications

The high performance AirLink® XR Series routers enable secure, reliable two-way communication between public safety workers in the field and their dispatch centers. The routers help to increase the safety and efficiency of mobile assets and their workforce with real-time video and data transfer, while integrating with onboard systems and improving responsiveness and teamwork through improved real-time communications. The XR Series can also help to improve inter-organizational communication during emergencies or natural disasters by helping provide real-time data and situational analysis information. With AirLink’s advanced VPN, communications between vehicles and depots are kept secure.

“For more than 25 years, Sierra Wireless has been delivering secure and high-performing cellular networking solutions for public safety applications, to ensure that emergency services and first responders have the tools they need to keep communities safe,” said Tom Mueller, Vice President of Product Enterprise Networking, Sierra Wireless. “The ESN-certified XR Series routers are purpose built for mission-critical environments, ensuring high reliability, and giving public safety agencies real-time access to the critical data they need to guarantee an effective emergency response. More than half of the top 100 police departments and three quarters of the emergency medical services (EMS) systems in the United States already rely on and trust our solutions.”

Solution Portfolio

The XR Series is designed for operational simplicity. The unique LPWA Out-of-Band Management provides zero-touch set up, reduces service calls, and enables fleet-wide security and firmware updates via AirLink Complete – an annual service that includes the AirLink Management Service’s cloud software (ALMS) to manage the routers, access to technical support, and an extended warranty.

Further, the routers are ideal for data-intensive and time-sensitive use cases. Powered by AirLink OS, the XR Series routers ensure connection to the best-performing network, at the right time. This is achieved through Sierra Wireless’ Cognitive Wireless, a patented technology that automatically switches to the best available network in less than a second.

Both the AirLink® XR90 and the XR80 routers are available to order from Sierra Wireless’ global network of partners, including UK and European distributor Westbase.io and its network of resellers.

Resources

  eBook: AirLink® XR – The World’s Most Advanced 5G Router Solution
  eBook: The Future of 5G in Public Safety
  White Paper: Not Ready for 5G? See your path to get up to speed
  Industry Report: IDC 5G Info Brief
  Industry Report: What 5G Really Means for Public Safety
  Webinar: 5G Connectivity and Technology Innovation for First Responders in the US
  Blog: New AirLink OS Advances Multi-Network 5G Router Connectivity
  Blog: Motorola and Sierra Wireless Team Up to Deliver First Responders More Reliable and Cost-Effective Mobile Connectivity in the US

For more information, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr80/; https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr90/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 26, 2022